Securities and Exchange

MAR 01 2017

RECEIVED

17009108

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gogan & Williams

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11027 East Wildcat Hill Road
(No. and Street)

Scottsdale (City) | Arizona (State) | 85262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Williams | (415) 526-2751 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) | Walnut Creek (City) | California (State) | 94526 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

35

OATH OR AFFIRMATION

I, **James H. Williams**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gogan & Williams**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

VICTORIA JEAN ZIMMERMAN
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 21, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Gogan and Williams, LLC
dba Gogan & Williams

We have audited the accompanying statement of financial condition of Gogan and Williams, LLC dba Gogan & Williams (the "Company") as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gogan & Williams as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As described in Note 4 to the financial statements, the Company's 2015 statement of changes in members' equity contained a misallocation of the Company's profit and losses to the members. There was a reallocation to the members' equity balances to correct the misstatement. The reallocation had no effect on regulatory net capital reported in the prior year.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter & Associates LLP

Walnut Creek, California
February 27, 2017

Gogan & Williams

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	83,396
Accounts receivable		803,864
Total Assets	$	887,260
Liabilities and Members' Equity		
Liabilities	$	-
Members' Equity		
Class A, 60 units		17,290
Class B, 40 units		107,641
Class C, 40 units		762,329
Total Members' Equity		887,260
Total Liabilities and Members' Equity	$	887,260

The accompanying notes are an integral part of these financial statements.

Gogan & Williams

Statement of Income

For the Year Ended December 31, 2016

Revenue	
Referral fees	$ 6,116,915
Total Revenue	$ 6,116,915
Operating Expenses	
Professional fees	$ 28,357
Regulatory fees	2,805
Other operating expenses	18,079
Total Expenses	$ 49,241
Net Income	$ 6,067,674

The accompanying notes are an integral part of these financial statements.

Gogan & Williams

Statement of Changes in Members' Equity

For the Year Ended December 31, 2016

	Class A	Class B	Class C	Total
Members' Equity at December 31, 2015, as originally stated	$ 85,586	$ 92,045	$ 242,650	$ 420,281
Reallocation of prior year net income (Note 4)	(66,878)	110,610	(43,732)	-
Members' Equity Restated at December 31, 2015	$ 18,708	$ 202,655	$ 198,918	$ 420,281
Contributions	-	-	30,000	30,000
Distributions	(8,568)	(2,206,204)	(3,415,923)	(5,630,695)
Net income	7,150	2,111,190	3,949,334	6,067,674
Members' Equity at December 31, 2016	$ 17,290	$ 107,641	$ 762,329	$ 887,260

The accompanying notes are an integral part of these financial statements.

Gogan & Williams

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows From Operating Activities	
Net income	$ 6,067,674
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(501,589)
Increase (decrease) in:	
Accounts payable	(375)
Net Cash Provided By Operating Activities	5,565,710
Cash Flows From Financing Activities	
Contributions	30,000
Distributions	(5,630,695)
Net Cash Used In Financing Activities	(5,600,695)
Net Decrease In Cash And Cash Equivalents	(34,985)
Cash and cash equivalents at beginning of year	118,381
Cash And Cash Equivalents At End Of Year	$ 83,396

The accompanying notes are an integral part of these financial statements.

Gogan & Williams

Notes to the Financial Statements

December 31, 2016

1. Organization

Gogan and Williams, LLC dba Gogan & Williams (the "Company") was organized as a California limited liability company on August 28, 2007. The Company operates as an accommodating broker dealer receiving referral fees from a broker dealer and an investment advisory firm. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Referral Revenue
The Company earns referral fees from a broker dealer and investment advisory firm. These referral fees are recorded when earned on a trade date basis.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to state income tax examination by authorities for years before 2012.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $83,396, which exceeded the requirement by $78,396.

4. Member Interests

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class B Member and Class C Member units, but shall have no right to create a class of units superior to the Class A Member units without written consent of the Class A Member, the managing member.

Class B and Class C Members receive distributions in proportion to their revenue contribution.

Upon review of the LLC Agreement, the Company determined income and expense should have been allocated among the members differently in the prior year. As a result, each class of members' equity was misstated in the prior year. The Company reallocated profits and losses to reflect that determination and to correct the error. The reallocation had no effect on regulatory net capital at December 31, 2016 or net capital reported in the prior year.

5. Risk Concentration

At various times during the year, the Company's cash balance may have exceeded the government insurance limits.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Gogan & Williams
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Net Capital		
Total members' equity	$	887,260
Less: Non-allowable assets		803,864
Net Capital		83,396
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5,000
Excess Net Capital	$	78,396

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of Form X-17-A-5 as of December 31, 2016	$	83,396
Increase in stockholder's equity		803,864
Increase in non-allowable assets		(803,864)
Net Capital Per Above Computation	$	83,396

Gogan & Williams
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members
Gogan and Williams, LLC
dba Gogan & Williams

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Gogan and Williams, LLC dba Gogan & Williams (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 27, 2017

February 24, 2017

SEA 15c3-3 Exemption Report

I, Name, James H. Williams of Gogan & Williams, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

James H. Williams
President
Gogan & Williams